Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200
Creating the World’s Preeminent Pharmacy Benefit Management Company
December 18, 2006

Safe Harbor: Forward Looking Statements
This press release contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Express Scripts and Caremark, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Express Scripts. Relevant risks and uncertainties include those referenced in Express Scripts’ filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: Express Scripts and Caremark will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Caremark’s operations with Express Scripts will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Express Scripts assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Safe Harbor: Additional Information
IMPORTANT INFORMATION This material is not a substitute for the prospectus/proxy statement Express Scripts and Caremark would file with the Securities and Exchange Commission (“SEC”) if an agreement between Express Scripts and Caremark is reached or any other documents which Express Scripts may send to shareholders in connection with the proposed transaction. Investors are urged to read any such documents, when available, because they will contain important information. Such documents would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Express Scripts, 13900 Riverport Dr., Maryland Heights, Missouri, Attn: Corporate Secretary, or MacKenzie Partners, Inc, at 800-322-2885 or by email at expressscripts@mackenziepartners.com. Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ proxy statement, dated April 18, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction. This material relates to a business combination transaction with Caremark proposed by Express Scripts which may become the subject of a registration statement filed with the SEC. Investors and security holders are advised to read this document and all other applicable documents if and when they become available because they will include important information. Investors and security holders may obtain a free copy of any documents filed by Express Scripts with the SEC at the SEC’s website (www.sec.gov) or by directing a request to Express Scripts at the address set forth above or MacKenzie Partners, Inc. at the telephone number and email address set forth above.

Powerful Strategic Rationale
• “Best-in-class” customer service
Highly Complementary • Recognized expertise in mail order, generic substitution and specialty programs Businesses
• Enhanced ability to benefit from unique growth opportunities in the industry
• Reduced overall costs from the creation of the world’s preeminent PBM
– Increased purchasing power – Operating efficiencies
Scale Provides Efficiencies • Consistent and thorough provider of comprehensive and independent health management solutions providing enhanced alignment with its customers
• Expanded market coverage • Enhanced value proposition
• Consistent and increasing cash flow: 2006E pro forma EBITDA greater than $2.7 billion (1) before synergies Strong Financial • Neutral to GAAP earnings per share in the first full year following closing and Profile significantly accretive thereafter
– Excluding transaction-related amortization, the transaction is significantly accretive to earnings per share beginning the first full year following closing

Enhanced Ability to Benefit from Industry Trends
Current Trend Benefits of Merger
• Total U.S. drug spend growth expected to • Increase efficiencies in drug management outpace total health care expenditures (1) and distribution
• Increasing number of drugs losing patent • Leadership in generic utilization programs protection
• Expanding role of the consumer • Combination provides greater choices and lower costs for consumers
• Implementation of Medicare Part D • Demonstration of cost containment capabilities
• Increased demand for transparency and • Independent PBM model allows maximum disclosure flexibility and alignment with customers

Alignment in Action Express Scripts Performance Cost to Client/Patient Home Home Retail Retail Delivery Delivery Brand Generic Brand Generic Express Scripts’ performance improves as customer costs are lowered

Transaction Summary
• $58.50 per share consisting of $29.25 cash per share plus exchange ratio Offer Price of 0.426 Express Scripts shares (1)
• Transaction valued at approximately $26 billion Consideration • 50% cash / 50% stock (2)
• 22% over $47.99, Caremark’s average price since announcement of CVS
Premium to CVS Offer transaction
• 15% over $50.97 (3), current CVS deal value Pro Forma Ownership • Express Scripts 43% / Caremark 57% Cost Synergies • Approximately $500 million
Financing
• Fully committed financing provided by Citigroup and Credit Suisse
Commitments Expected Closing • Third quarter of 2007 Tax Structure • Stock consideration to be tax-free
(1) Based on Express Scripts’ closing price of $68.66 on December 15, 2006.
(2) Assuming closing prices as of December 15, 2006 and current shares / options information; Actual numbers are subject to change. (3) Based on CVS’ closing price of $30.52 on December 15, 2006 and announced fixed exchange ratio of 1.67 CVS shares.

Superior Proposal An Express Scripts-Caremark combination presents greater strategic and financial benefits than the CVS-Caremark transaction Express Scripts CVS Premium 22% (1) At market Certainty of Value 50% cash / 50% stock 100% stock Cost Synergies $500 million $400 million Track Record of Acquiror's EPS Growth (2004 - 2006) (2) 29.3% 19.4% (1) Based on Caremark's average price since announcement. (2) Compound annual growth rate based on First Call estimates. Express Scripts proposal provides a premium, near-term certainty of value and superior upside potential

Financial Highlights
• Neutral to GAAP earnings per share in the first full year following closing and significantly accretive thereafter
– Excluding transaction-related amortization, the transaction is even more accretive
• Enhanced long-term EPS growth
• Cost synergies of approximately $500 million from increased purchasing power and operating efficiencies
• Strong, consistent cash flow generation • Rapid de-leveraging

Attractive Synergies • Approximately $500mm cost synergies are identifiable and achievable Purchasing Power 70 — 80% • Lower retail and home delivery drug costs • Lower specialty pharmacy drug costs • Increased manufacturing discounts Operating Efficiencies 20 — 30% • Lower SG&A • Lower direct processing costs Total 100%

Consideration and Committed Financing
Offer Value and Consideration
($ in billions)
Sources of Funds Uses of Funds
Express Scripts Common Stock $12.8 Purchase of Caremark Equity (1) $25.5 Debt 13.4 Refinance Debt 1.3 Cash 1.7 Break-up Fee / Other 1.1 Total Sources of Funds $27.9 Total Uses of Funds $27.9
Fully committed financing provided by Citigroup and Credit Suisse

Strong Credit Profile with Rapid Deleveraging
• 2006E pro forma EBITDA greater than $2.7 billion before synergies
Total Debt / EBITDA (1)
Standalone Pro Forma for Transaction
3.6x
2.3x
1.6x
1.3x
12/31/06E 12/31/07E 12/31/09E 12/31/11E

Acquisition Track Record –Shareholder Value
$1,000 $100 $915 $900 $90 $1,268 MM $800 $80 $727 per share) $700 $70 $333 MM $ $600 $563 $60 mm) $466 MM Price ( $503 $ ( $500 $454 $50 Closing EBITDA $400 $40 $315 Scripts $715 MM $278 $300 $30 $239 $460 MM Express $200 $20 $116 $100 $59 $10
$0 $0 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006E
Increasing shareholder value through acquisitions

Acquisition Track Record –Leverage $1,0003.5x 3.1x$915 $9004.0x (at closing) $1,268 MM3.0x 2.7x (year end) $800 $727 $7002.5x Leverage $333 MM $6002.1x $563 mm)$466 MM2.0x $503 $ (EBITDA $500$4541.6x EBITDA1.4x 1.5x $400 $3151.2x $715 MM $300$2780.9xDebt / 1.1x1.0x $239 $460 MM0.8x $200 $1160.5x $100$59 $00.0x 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006E Express Scripts has a strong track record of successfully integrating acquisitions and quickly reducing leverage

Superior Returns to Shareholders
$2,500 Express Scripts CVS
Ending Value
$2,000
Investment
$1,531
$1,500
Value of $1,000 $500
$315 $100 investment
$0 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Express Scripts has outperformed CVS over the last ten years

Roadmap to Completion
• Upon invitation by the Caremark Board, Express Scripts to commence confirmatory due diligence immediately
• Complete confirmatory due diligence in January • Commence regulatory process immediately
• Express Scripts and Caremark to sign merger agreement quickly, subject to termination of or Caremark shareholders voting down CVS transaction
• Express Scripts and Caremark shareholder votes to approve deal
• Transaction expected to close in the third quarter of 2007

Powerful Strategic Rationale
• “Best-in-class” customer service
Highly Complementary • Recognized expertise in mail order, generic substitution and specialty programs Businesses
• Enhanced ability to benefit from unique growth opportunities in the industry
• Reduced overall costs from the creation of the world’s preeminent PBM
– Increased purchasing power – Operating efficiencies
Scale Provides Efficiencies • Consistent and thorough provider of comprehensive and independent health management solutions providing enhanced alignment with its customers
• Expanded market coverage • Enhanced value proposition
• Consistent and increasing cash flow: 2006E pro forma EBITDA greater than $2.7 billion (1) before synergies Strong Financial • Neutral to GAAP earnings per share in the first full year following closing and Profile significantly accretive thereafter
– Excluding transaction-related amortization, the transaction is significantly accretive to earnings per share beginning the first full year following closing

Creating the World’s Preeminent Pharmacy Benefit Management Company
December 18, 2006